Mail Stop 3561

March 22, 2007

Via U.S. Mail & Facsimile (216) 696-0740
Joseph Kadow, Esq.
Executive Vice President
OSI Restaurant Partners, Inc.
2202 North West Shore Boulevard, Suite 500
Tampa, FL 33607

>   **Re: OSI Restaurant Partners, Inc.**
>   **Amendment No. 1 to Schedule 13E-3**
>   **Filed February 28, 2007**
>   **File No. 005-41973**
>
>   **Amendment No. 1 to Preliminary Schedule 14A**
>   **Filed February 28, 2007**
>   **File No. 001-15935**

Dear Mr. Kadow:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amended Schedule 13E-3

General

1. We note your response to prior comments 1, 2 and 3. Note that affiliates of the seller may become affiliates of the purchaser through means other than equity ownership and thus can effectively be on both sides of the transaction. We note, among other things, that members of senior management will hold significant equity holdings, executive positions, and board seats in Parent, that some of your executive officers will receive improved employment agreements upon the closing of the merger, that some of your directors will have corporate governance rights as to the Parent, and that certain statements were made by Mr. Sullivan, Mr. Allen, and Mr. Kadow to members of the Special Committee, as referenced in the

paragraph beginning at the bottom of page 31, which render the acquisition entities and each fund an affiliate of the seller. Finally, we note that "control" for the purposes of determining affiliation requires only the ability to influence, such as by virtue of board membership, equity ownership, etc. In this regard, we are focused on, among other things, the senior management's positions with the surviving entity and its parent after this transaction, not on their ability, individually or in the aggregate, to control the acquisition vehicles before this transaction. As control persons, we believe each person named in our prior comment should be identified as a filing person on the Schedule 13E-3.

Revised Preliminary Schedule 14A

Summary Term Sheet, page 1

General

2. We note your revised disclosure in response to comment 11 from our letter of February 20, 2007, but we reissue the last part of the comment asking you to revise here and throughout the document to specifically state that the determination of fairness by each filing person addresses both substantive and procedural fairness.

Interests of OSI's Directors and Executive Officers in the Merger, page 4

3. Please disclose here that Messrs. Sullivan, Basham, and Allen are expected to be on the board of directors of Kangaroo Holdings, per the explanation you provided to us in response to comment 1 from our letter of February 20, 2007.

4. We note the explanation you provided us in response to comment 14 from our letter of February 20, 2007. Please disclose in the body of the filing the information you provided us in the second paragraph of your response. In addition, if true, indicate that this is what you are referring to when you reference "certain other members of our management who may acquire equity interests in Parent" on page 55 and "additional members of management who are expected to exchange restricted or unrestricted stock for shares of common stock of Parent" on page 56.

Financing, page 5

5. Please briefly explain here what "the real estate financing" is. In addition, either here or under Real Estate Financings on page 60, please explain what real estate is expected to be sold, or the nature of any other transaction that will provide the

expected proceeds, such that you will receive proceeds to be used as part of the real estate financing.

Q: Will members of OSI's management or board of directors…?, page 12

6. You indicate that OSI Investors have been given the opportunity to purchase shares of the Parent common stock "at the same price per share as the Bain Capital Funds and the Catterton Partners Funds." Please clarify if this is the same or different than the options referenced in your response to comment 25 from our letter of February 20, 2007 and described under the Management Equity Incentive Plan referenced on page 64. In addition, please indicate what price per share Bain Capital Funds and the Catterton Partners Funds are purchasing shares in the Parent, or advise.

Special Factors, page 22

7. We note your response to comment 27 from our letter of February 20, 2007, but we reissue it. Pursuant to Rule 13e-3(e)(3)(i), please move the Special Factors section so that it immediately follows the Summary section.

Background of the Merger, page 22

8. We note your response and revised disclosure in response to comment 28 from our letter of February 20, 2007. Your revised disclosure seems to address why the filing persons have chosen to undertake the transaction at this point, but does not appear to address why now versus other times in your operating history. Please revise. Refer to Item 1013(c) of Regulation M-A. Consider also Instruction 1 to Item 1013 of Regulation M-A in drafting your disclosure.

9. We note the additional disclosure you have provided on pages 26, 27, and 28 in response to comment 31 from our letter of February 20, 2006, but we reissue it. Please describe the presentations in more detail: for example, what other analyses were conducted by Wachovia and what valuations were obtained. Also, please describe why the valuation range resulting from Wachovia's discounted cash flow analysis changed on October 9, 2007 compared to the two earlier analyses that they provide. If it changed due to changes or updates in management financial forecasts, as described on pages 8 and 9 of Exhibit (c)(7) of Schedule 13E-3, then describe these changes or updates and explain why management made these changes or updates.

10. We note your response to comment 32 from our letter of February 20, 2007, but we reissue it. For each alternative considered, please indicate why it was rejected. For example:

- You state in the second full bullet point on page 36 that the board and special committee believed that the $40 merger consideration "would result in greater value to OSI's stockholders than either pursuing management's current business plan or undertaking a Leveraged Recapitalization." Did the board and special committee reach the same conclusion regarding other alternatives considered, including separating or monetizing individual or multiple concepts, and monetizing OSI's real estate assets? On what basis did the board and special committee reach these conclusions? For example, did your financial advisors compare the merger to other alternatives?

- You state in the third full bullet point on page 36 that the accounting issues identified by your management increased the "level of execution risk" and decreased the "likelihood of successful completion" of any of the alternatives to merger. On what basis did the board and special committee reach this conclusion? For example, was this the view of your financial advisors? For how long was the effect of the accounting issues expected to last?

Your revised disclosure needs to include the alternatives considered by all filing persons, and not just the board and special committee.

Fairness of the Merger, page 35

11. We note the additional disclosure you have provided on page 37 in response to comment 34 from our letter of February 20, 2007, but we reissue it, in part. Please provide any compensation received by Wachovia Securities as part of any material relationship during the last two years. We again refer you to Item 1015(b)(4) of Regulation M-A.

12. Please revise your disclosure to make it clear that the $164.5 million in debt outstanding to Wachovia is inclusive of the $24.5 million off-balance sheet guarantee by Wachovia and that the remainder of the $199.5 million credit exposure remains unfunded, as is indicated in the fairness opinion of Wachovia on page B-2. In addition, please direct us to any discussion of either the off-balance sheet arrangement or guarantees surrounding this arrangement in your financial statements, and to any separately-captioned section on off-balance sheet arrangements in your Management's Discussion and Analysis. Refer to Item 303(a)(4) of Regulation S-K.

13. We note that as of October 2006 Wachovia had $30.6 million in committed loans and guarantees of executives and board members of which $25.6 million was currently outstanding. Please describe the material terms of these loans or guarantees, including when they were made, who they were made with, the

applicable interest rate(s), their purposes, and any fees earned by Wachovia as a result.

14. We note the revisions you have made in response to comment 46, but we reissue it, in part. You state at the top of page 34 that the board's decision to recommend the merger was based in part on the recommendation of the special committee. Please clarify whether the board expressly adopted the special committee's analysis and opinion.

Position of the OSI Investors Regarding Fairness of the Merger, page 39

15. You indicate in the fourth paragraph that Wachovia and Piper Jaffray made a determination as to "the fairness of the transaction to unaffiliated OSI stockholders." However, elsewhere in the prospectus you indicate that Wachovia and Piper Jaffray opined as to fairness to OSI shareholders other than OSI Investors. Please revise to eliminate this inconsistency.

16. We note the additional disclosure you have provided in response to comment 50 from our letter of February 20, 2007, but we reissue it, in part. You indicate in the fourth full bullet point on page 40 that the opinion of the special committee was a material factor in the fairness determination of OSI Investors. Please clarify whether the OSI Investors expressly adopted the special committee's analysis and opinion.

17. We note your explanation in response to comment 51 from our letter of February 20, 2007. Please include this explanation in the body of your filing.

Comparable Companies Analysis, page 44

18. We reissue comment 58 from our letter of February 20, 2007. Note that the information previously requested must be included in the proxy statement delivered to the security holders. A reference to an exhibit to Schedule 13E-3 is insufficient. Please delete the references and revise to provide the disclosure requested.

19. Please explain to us the reason for deleting the language cited in comment 59 from our letter of February 20, 2007.

Discounted Cash Flow Analysis, page 45

20. We note that you have added on page 53 a cross-reference to the financial forecasts provided by management, in response to comment 59 from our letter of

February 20, 2007. Please add a similar cross-reference here, since management financial forecasts were utilized in this analysis, as well.

Miscellaneous, page 54

21. We note your explanation in response to comment 64 from our letter of February 20, 2007, but we reissue the comment. Please include a quantification of fees paid to the financial advisors by Bain in the last two years. In addition, you indicate in your response letter that all fees received by Wachovia and Piper Jaffray from Bain Capital were "customary fees." However, you have removed such language on page 55 regarding the fees that Piper Jaffray received and no such language appears on page 48 regarding the fees that Wachovia received. Revise accordingly or advise.

Consideration to be Received by Directors and Executive Officers, page 66

22. Please revise the chart here to include reference, at least by footnote, to any options OSI Investors will receive in the Parent, as reference in your response to comment 25 from our letter of February 20, 2007 and described under the Management Equity Incentive Plan referenced on page 64. In an appropriate place in the filing, please describe material terms of the options, including the purchase price.

Selected Financial Data, page 105

23. Please update your disclosure here and in the section "Financial Statements" to include the information for the year ended December 31, 2006.

Financial Forecast, page 218

24. We note the explanation you provided in response to comment 75 from our letter of February 20, 2007. Please include in the Background of the Merger section the information in the first paragraph of your explanation. In addition, describe what the board concluded, if anything, about the accuracy and completeness of the financial forecasts from management that it discussed on August 14, 2006.

25. We reissue comment 76 from our letter of February 20, 2007. Please include the previously requested information in this section.

26. Refer to the preceding comment 9. Please disclose all earlier versions of financial forecasts.

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      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Joshua Ravitz at (202) 551-4817 or me at (202) 551-3210 with any other questions.

Sincerely,

Susan Block
Attorney-Advisor

cc: Via Facsimile (216) 696-0740
       John Gherlein, Esq.
       Baker & Hostetler, LLP